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SEC FILE NUMBER
8-51763

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Anchor Bay Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 05 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5780 Fleet Street, Suite 308
(No. and Street)

Carlsbad (City) CA (State) 92008 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Large (Name) 760-602-3470 (Area Code – Telephone Number) matt@anchorbaysecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S (Address) Norwell (City) MA (State) 02061 (Zip Code)

2/24/2009 (Date of Registration with PCAOB)(if applicable) 3373 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R Allen Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Anchor Bay Securities, as of Feb 29, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRENDA J. ALLEN
Notary Public - California
Orange County
Commission # 2390929
My Comm. Expires Jan 16, 2026

Signature:

Title: President

Brenda J. Allen

Notary Public

SEC Mail Processing

MAR 05 2024

Washington,

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Anchor Bay Securities, LLC
Carlsbad, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Anchor Bay Securities, LLC, as of December 31, 2023, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Anchor Bay Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Anchor Bay Securities, LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 12 through 14 has been subjected to audit procedures performed in conjunction with the audit of Anchor Bay Securities, LLC's financial statements. The supplemental information is the responsibility of Anchor Bay Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Anchor Bay Securities, LLC's auditor since 2020.
Norwell, Massachusetts

February 29,2024

Anchor Bay Securities, LLC

February 29, 2024

LMHS, P.C
80 Washington Street, Building S,
Norwell, Massachusetts 02061

To: LMHS, P.C

We are providing this letter in connection with your audit of the *statement of financial condition, statement of operations, and statement of cash flows* of Anchor Bay Securities, LLC as of December 31, 2023 and for the January 1, 2023 to December 31, 2023 then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Anchor Bay Securities, LLC in accordance with accounting principles generally accepted in the United States of America (GAAP). We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in accordance accounting principles generally accepted in the United States of America (GAAP) and that we are responsible for establishing and maintaining controls that are sufficient to provide a reasonable basis for the preparation of reliable financial statements in accordance accounting principles generally accepted in the United States of America (GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 29, 2024 the following representations made to you during your audit(s).

1. The financial statements referred to above are fairly presented in accordance with accounting principles generally accepted in the United States of America (GAAP).
2. We have made available to you all:
   a. Financial records and related data, including the names of all related parties and all relationships and transactions with related parties.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
5. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
6. We believe that the effects of the uncorrected misstatements in the financial statements summarized in the attached schedule and aggregated by you during the current engagement are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
7. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
8. We have no knowledge of any fraud or suspected fraud affecting the entity involving (a) management, (b) employees who have significant roles in internal controls, or (c) others where the fraud could have a material effect on the financial statements.
9. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.
10. Anchor Bay Securities, LLC has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
11. The following have been properly recorded or disclosed in the financial statements:

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.
b. Guarantees, whether written or oral, under which Anchor Bay Securities, LLC is contingently liable.
c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties*. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

12. There are no:
    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised are probable of assertion and must be disclosed in accordance with ASC 450, *Contingencies*.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*.
13. Anchor Bay Securities, LLC has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
15. We represent to you the following for Anchor Bay Securities, LLC's fair value measurements and disclosures:
    a. The underlying assumptions are reasonable and they appropriately reflect management's intent and ability to carry out its stated courses of action.
    b. The measurement methods and related assumptions used in determining fair value are appropriate in the circumstances and have been consistently applied.
    c. The disclosures related to fair values are complete, adequate, and in accordance with the applicable financial reporting framework.
    d. There are no subsequent events that require adjustments to the fair value measurements and disclosures included in the financial statements.
16. With respect to the supplemental information accompanying the audited financial statements:
    a. We acknowledge our responsibility for the fair presentation of the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and if applicable, the form and content of the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission in accordance with relevant regulatory requirements or other applicable criteria.
    b. We believe the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is fairly stated in all material respects.
    c. The methods of measurement or presentation have not changed from those used in the prior period.
    d. We believe that the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission complies, in all material respects, with the regulatory requirements or other applicable criteria.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

James Allen, CEO

Statement of Financial Condition

December 31, 2023

ASSETS

Cash	$16,848
Money Market	$16,456
Accounts receivable	$19,671
Prepaid Expenses	$34,000
	$86,975

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$1,287
Member's Equity	$85,688
	$86,975

See notes to financial statements.

Statement of Operations
Year Ended December 31, 2023

Revenues	
12-b1 Fees	100,700
Interest and dividends	1,346
Total revenues	$102,046
Expenses	
Commissions	42,000
Expense sharing	41,051
Licenses and registrations	5,996
Outside services	12,050
Total expenses	$101,097
Net Income	$949

See notes to financial statements.

Statement of Changes in Member's Equity
Year Ended December 31, 2023

Balance, beginning of year	$84,739
Net income	949
Balance, end of year	$85,688

See notes to financial statements.

Statement of Cash Flows
Year Ended December 31, 2023

		Total
OPERATING ACTIVITIES		
Net Income		949
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-2,063
Money Market Investment		-16,456
Prepaid Expenses		-34,000
Credit Card		1,183
Due to ABC		64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		**-51,272**
Net cash used in operating activities		**-50,323**
Net cash decreased for period		**- 50,323**
Cash at beginning of period	**$**	67,171
Cash at end of period	**$**	**16,848**

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Anchor Bay Securities, LLC (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides limited business services involving mutual funds and/or variable annuities only. The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Cash and Cash Equivalents. For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks three months or less.

Basis of Accounting. The financial statements of the corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes. The Company has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed at the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The state of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts. The Company is subject to audit by the taxing agencies for years ending December 31, 2019 through 2023.

Concentration of Credit Risk. Five clients accounted for 48% of the total revenues for year ended December 31, 2023.

2. REVENUE

Significant accounting policy. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of services. The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below:

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory. Interest and dividend income is recognized over time.

Fees earned. This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023 the Company had net capital of $51,351 which was $46,351 in excess of its required net capital of the greater of 6 2/3 of aggregate indebtedness of -$1,287 or $5,000; and the Company's ratio of aggregate indebtedness to net capital was .025 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

4. RELATED PARTY TRANSACTIONS

Anchor Bay Securities, LLC has an expense sharing agreement with Anchor Bay Capital, Inc. The expense sharing agreement covers office expenses, supplies, rent and insurance. During the year ended December 31, 2023, the Company paid $41,051 to Anchor Bay Capital, Inc.

5. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2023.

6. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end December 31, 2023 through February 29, 2024 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

*****

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2023

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total Member's equity	$85,688	$85,688	$ -
Less non-allowable assets	34,000	34,000	-
Net capital before charges on security positions	$51,688	$51,688	-
Less charges on security positions	$337	$337	-
Net capital	$51,351	$51,351	$ -
Total aggregate indebtedness	($1,287)	($1,287)	$ -
Ratio of aggregate indebtedness to net capital	.025	.025	
Minimum net capital required	$5,000	$5,000	

There were no differences reported between the Focus and Audit filed Dec 31, 2023.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31,
2023

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and, accordingly, has no reserve requirements.

Schedule III
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2023

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and, accordingly, has no possession or control requirements.

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Anchor Bay Securities, LLC
Carlsbad, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which (1) Anchor Bay Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Anchor Bay Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Anchor Bay Securities, LLC, stated that Anchor Bay Securities, LLC met the identified exemption provision throughout the most recent fiscal year, without exception. Anchor Bay Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Anchor Bay Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Anchor Bay Securities, LLC's auditor since 2020.
Norwell, Massachusetts

February 29,2024

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Assertions Regarding Exemption Provisions

I, as a member of management of Anchor Bay Securities, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2023 through December 31, 2023.

Anchor Bay Securities, LLC By:

Matthew Large
Name

CCO/FINOP
Title

2/29/24
Date

Anchor Bay Securities, LLC

February 29, 2024

LMHS, P.C
80 Washington Street, Building S,
Norwell, Massachusetts 02061

To: LMHS, P.C

We are providing this letter in connection with your review of Anchor Bay Securities, LLC assertions, included in the accompanying Exemption Report, in which (1) Anchor Bay Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Anchor Bay Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: the exemption provisions K(1) of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and (2) Anchor Bay Securities, LLC stated that Anchor Bay Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception, for the purpose of expressing an opinion about whether, based on the results of your review procedures, you are aware of any material modifications that should be made to the Anchor Bay Securities, LLC's assertions for the Exemption Report to be fairly stated, in all material respects. Anchor Bay Securities, LLC's management is responsible for compliance with the exemption provisions and its assertions.

We confirm, to the best of our knowledge and belief, as of February 29, 2024, the following representations made to you during your audit:

1. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the fiscal year and that the following assertions are the responsibility of management:
    a. Anchor Bay Securities, LLC did not carry customer accounts of any kind,
    b. Anchor Bay Securities, LLC did not receive customer funds or securities,
    c. Anchor Bay Securities, LLC has not held funds or securities for or owe money or securities to customers;
2. The assertions included in our exemption report are the responsibility of management;
3. We have made available to you all records and other information relevant to our assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and
4. There are no known events or other factors that have arisen subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions the fiscal year December 31, 2023.

James Allen, CEO

1